Mail Stop 0308

								May 27, 2005

Mr. Kenneth J. Robinson
Executive Vice President & Chief Financial Officer
Corning Natural Gas Corporation
330 W William Street
P.O. Box 58
Corning, New York 14830

	RE:	Corning Natural Gas Corporation
      Form 10-KSB for the Year Ended September 30, 2004
		Form 10-QSB for the Quarter Ended December 31, 2004
		Form 10-QSB for the Quarter Ended March 31, 2005
      File No. 0-643

Dear Mr. Robinson:

	We have reviewed your response dated April 19, 2005 to our comment letter dated May 21, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended September 30, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

2. We note that revenues of discontinued operations are included in revenues for the 12 month period ended September 30, 2004 disclosed on the cover page. Please revise to disclose revenues from continuing operations.

Item 14 - Principal Accountant Fees and Services
Code of Ethics

3. We note your response to comment number 10 in our letter dated March 21, 2005. Please tell us if you intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of your code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions by posting such information on your Internet website. If so, please disclose such intention. Refer to
Item 406 of Regulation S-B.

Signatures

4. We note your response to comment number 11 in our letter dated March 21, 2005 and the amendment filed on May 5, 2005. The report must also be signed by your chief executive officer, chief financial officer and principal accounting officer in the second signature block. Please file an amendment containing the appropriate signatures in the second signature block and indicate each capacity in which such persons sign the report. For example, if your chief financial officer is also your principal accounting officer, please so indicate. See paragraph 2 of General Instruction C to Form 10-KSB.

Section 302 Certification

5. We note your response to comment number 12 in our letter dated March 21, 2005 and the amendment filed on May 5, 2005. The certifications contained in the amendment do not conform to Rule 601(b)(31) of Regulation S-B. Please file an amendment containing the certifications of each certifying officer exactly as set forth in
Item 601(b)(31) of Regulation S-B.

Liquidity and Capital Resources

6. We note your response to comment number 15 in our letter dated March 21, 2005. Please confirm to us that you intend to disclose the effects of noncompliance with the covenants of your lines of credit and the existence of cross-default provisions contained in your debt agreements in future filings.


Financial Statements
Condensed Consolidated Statements of Income

7. We note your response to comment number 19 in our letter dated
March 21, 2005. If the only item included in other income is interest, please consider revising the caption so that it is more descriptive of the line item.

Consolidated Statements of Cash Flows

8. We note your response to comment number 23 in our letter dated March 21, 2005. It appears that the deferred compensation trust receives proceeds from the sale of marketable securities and purchases securities in amounts in excess of your contribution. Please tell us the amounts of proceeds from sale of marketable securities and disbursements to purchase marketable securities of the trust for the years presented, and explain to us why it is appropriate to net those receipts and disbursements in consolidating the accounts of the deferred compensation trust. Please refer to paragraph 13 of FAS 95 and EITF 97-14. Please provide to us a summary of any other items you have netted in reporting cash flows.
In addition, please provide to us a summary of the changes in the balance sheet accounts that are included in the other liabilities and deferred credits line item for each year presented and the non-cash transactions, if any, that have been excluded from this line item.

9. We note your response to comment number 24 in our letter dated March 21, 2005. Please tell us the items included in the gain on sale of discontinued operations. In doing so, tell us how you are recognizing the proceeds on the sale of the assets of the Appliance
Company that are contingent upon revenue levels attained by the acquirer.

Notes to Consolidated Financial Statements for the Years Ended
September 30, 2004 and 2003
General

10. We note your response to comment number 28 in our letter dated March 21, 2005. Please tell us whether your post-retirement benefit plan includes prescription drug benefits. If so, please tell us:
* whether you adopted FASB Staff Position No. FAS 106-2;
* whether you have concluded that the benefits under your post-retirement benefit plan are actuarially equivalent to Medicare Part D and qualify for the subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003; and
* how you applied the guidance in the FSP.


Note (2)  Information About Operating Segments

11. We note your response to comment numbers 34, 35 and 36 in our letter dated March 21, 2005. The disclosures required by paragraphs
27, 28 and 32 of SFAS 131 are required in a presentation of segment information to the extent specified. Please confirm to us your intention to comply with the disclosure requirements of SFAS 131 or explain your reasons for your intended presentation.

12. We note your response to comment number 37 in our letter dated March 21, 2005. Please provide us with your significance test pursuant to Rule 1-02(w) of Regulation S-X.

Note (4)  Regulatory Assets

13. We note your response to comment number 38 in our letter dated March 21, 2005. Please tell us the amounts of each of the miscellaneous regulatory assets you identified for each year presented. Please also tell us whether the regulatory asset amounts of $1,250,000 and $800,000 netted in the deferred pension costs and other post-retirement benefits liability in your balance sheets are intended to represent the same regulatory asset and liability amounts of $1,305,575 and $795,750 disclosed in Note 8. If so, explain why there is a difference in rounding for 2004. In addition, please tell us why the change in the regulatory asset related to pension expense does not equal the difference between net pension expense disclosed in the table in Note 8 and pension expense for ratemaking and financial statement purposes disclosed in the second paragraph below the table.

14. We note your response to our prior comment number 40. Please tell us the original entry you made upon the adoption of FAS 109 and reversal entry you made upon examination of the normalized accounts and related reserves for deferred income taxes. In doing so, please tell us the specific deferred tax assets and liabilities and their amounts that were included in the original entry and why no adjustments have been made since 1993. Please also explain to us why your existing reserves for deferred income taxes properly reflect the future tax liability given the reversal of the original entry. An explanation of your accounting process for deferred taxes for regulated and unregulated operations for periods succeeding the original entry might be useful to our understanding.

Note (7)  Income Taxes

15. We note your response to comment number 43 in our letter dated March 21, 2005. Please provide to us a reconciliation of deferred income tax expense to deferred income taxes/benefits reflected in your statements of cash flows for each year presented.


Note (8)  Pension and Other Post-Retirement Benefit Plans

16. We note your response to comment number 46 in our letter dated March 21, 2005. Please tell us why net post retirement benefit expense presented in the reconciliation does not agree to net periodic benefit cost reflected in the table in the note. Please also tell us the other items and their related amounts included in the deferred pension costs and post-retirement benefits liability in your balance sheet for each year presented. A summary of each item and their amounts included in the deferred pension costs and post-retirement benefits liability on your balance sheets for each year presented may be useful to our understanding.

Form 10-QSB for the Quarter Ended December 31, 2004

17. We note your response to comment number 54 in our letter dated March 21, 2005. It appears that your total revenues including revenues from non-regulated businesses exceed $25 million for the last two years. It does not appear that Item 10(a)(1) of Regulation
S-B includes a provision for excluding revenues of non-regulated businesses. While we accept your "operating approach" income statement format used in the industry, we do not believe this changes the character of revenues from non-regulated business(es).  Under
Item 10(a)(1) of Regulation S-B, an issuer should include all revenue
on a consolidated basis for purposes of determining the
application
of the definition of a small business issuer.  Furthermore,
revenues
should be based on the annual audited financial statements as originally filed with the Commission. Please note that you should not exclude revenues of operations discontinued after the end of a reporting period and reclassified in subsequently filed financial statements in computing the test. Please refer to Interpretation 4 in Section K of the Manual of Publicly Available Telephone Interpretations. If you do not concur with our comment, please tell us your basis for excluding revenues of your non-regulated businesses including those related to businesses discontinued after the end of a reporting period. Alternatively, please file your quarterly and annual reports on the appropriate form.

Signatures and Certifications

18. We note your response to comment number 58 in our letter dated March 21, 2005, the amendment filed on May 5, 2005 and Form 10-QSB filed on May 13, 2005. The certifications contained in the reports do not conform to Rule 601(b)(31) of Regulation S-B. Please file amendments to your quarterly reports containing the certifications of each certifying officer exactly as set forth in Item 601(b)(31) of Regulation S-B.


Form 10-QSB for the Quarter Ended March 31, 2005

Item 1 - Financial Statements,
Notes to Financial Statements
Note D - Segment Overview

19. Please include interim period information for each period for which an income statement is presented as required by paragraph 33 of
FAS 131.  Please also refer to paragraph 25(d) of FAS 131.

20. We note that you did not include all of the exhibits required by
Item 601 of Regulation S-B. Please refer to comment number 57 in our letter dated March 21, 2005 and your response to the comment in your letter dated April 19, 2005. Please revise.

Item 2 - Management`s Discussion and Analysis

21. Please refer to comment number 13 in our letter dated March
21,
2005 and your response to the comment in your letter dated April
19,
2005. Please revise future filings to include a discussion and analysis of your operations, changes in financial position and cash flows for each period presented. The discussion should also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business through the eyes of management. For example, you should:
* Include an overview that includes the most important matters on which your executives focus in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of your financial statements;
* Explain and discuss the reasons for known trends, demands, events, commitments and uncertainties that have or are reasonably likely to have a material affect on your results of operations, financial condition, liquidity and capital resources;
* Identify and discuss key performance indicators that you use to manage the business that would be material to investors;
* Include a discussion and an analysis of the business reasons for material changes in each of the line items in your statements of income, balance sheets and cash flows and quantify the incremental impact of each business reason on the overall change in the line items when there is more than one business reason for a change;
* Include an evaluation of the amounts and certainty of operating cash flows; and
* Quantify and discuss the extent of dependence on cash flows from unregulated operations.
Please refer to Item 303(b)(1) of Regulation S-B and SEC Release
33-
8350. Please explain to us how you intend to modify your discussion in the future and the extent to which you agree or disagree with the points enumerated above. You should fully explain the basis for non-applicability of any of the above points.

		As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Bill Thompson, Staff Accountant, at (202)
551-
3344 or the undersigned at (202) 551-3849 if you have any questions regarding these comments.

      Sincerely,



								Jim Allegretto
								Senior Assistant Chief
Accountant
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Mr. Kenneth J. Robinson
Corning Natural Gas Corporation
July 6, 2005
Page 1






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE